Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Fifth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The fifth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of the Company was held between 9:30AM and 10:30 AM on February 29, 2016 at the Conference Room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated February 24, 2016. Out of the Company’s twelve directors, eleven directors attended the Meeting, including Yang Mingsheng, chairman and executive director of the Company, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Miao Jianmin, Zhang Xiangxian, Wang Sidong and Liu Jiade, non-executive directors of the Company; and Anthony Francis Neoh, independent director of the Company, who attended the meeting in person, and Chang Tso Tung, Stephen and Robinson Drake Pike, independent directors of the Company, who attended the meeting by other communication means. Huang Yiping, independent director of the Company was on leave for business and authorized in writing, Anthony Francis Neoh to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the Company’s Purchase of Shares of CGB from Citigroup and IBM Credit

The Board agreed that the Company will purchase from Citigroup Inc. (“Citigroup”) and IBM Credit LLC (“IBM Credit”) an aggregate of 3,648,276,645 shares of China Guangfa Bank Co., Ltd. (“CGB”) (including 3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) at a price of RMB6.39 per share for a total consideration of approximately RMB23.3 billion. The total consideration shall be paid in US dollars in accordance with the basis of calculation of the exchange rate between RMB and US dollar as stipulated in the Share Purchase Agreement. As at the date of this announcement, the Company holds 3,080,479,452 shares of CGB, representing 20% of the issued share capital of CGB. Upon the closing of the transaction, the Company will hold 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB.

Commission File Number 001-31914

Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction

Voting result: 12 for, 0 against, with no abstention

2.	Passed the Proposal on Nominating Executive Director and Vice President of Sino-Ocean Land Holdings Limited

Voting result: 12 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

February 29, 2016